Exhibit 99.5

Report of Independent Accountants

To the Board of Directors of Chase Bank USA, N.A.,
Transferor and Servicer

We have examined management's assertion, included in the accompanying Management Report on Internal Control over Servicing of Securitized Credit Card Receivables, that Chase Bank USA, NA (the "Bank", formerly known as "Chase Manhattan Bank USA, N.A."), as servicer of the Chase Credit Card Master Trust (the "Trust"), maintained effective internal control over servicing of securitized credit card receivables as of December 31, 2004, in compliance with the Chase Credit Card Master Trust Fourth Amended and Restated Pooling and Servicing Agreement dated as of October 15, 2004, based upon the criteria for effective internal control established in "Internal Control - Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Bank's management is responsible for maintaining effective internal control over servicing of securitized credit card receivables. Our responsibility is to express an opinion on management's assertion based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included obtaining an understanding of internal control over servicing of the securitized credit card receivables, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion.

Because of inherent limitations in any internal control, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of internal control over servicing of securitized credit card receivables to future periods are subject to the risk that the internal control may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assertion that Chase Bank USA, NA, as servicer of the Chase Credit Card Master Trust, maintained effective internal control over servicing of securitized credit card receivables as of December 31, 2004, in compliance with the Chase Credit Card Master Trust Fourth Amended and Restated Pooling and Servicing Agreement dated as of October 15, 2004, is fairly stated, in all material respects, based upon the criteria for effective internal control established in "Internal Control - Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission.


/s/ PricewaterhouseCoopers LLP

March 29, 2005